Exhibit 99.2

WANG & LEE GROUP, Inc.

PROXY FOR 2024 ANNUAL MEETING OF SHAREHOLDERS

October 29, 2024

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSAL AND NOMINEES.

Proposal I.

RESOLVED: to ratify and approve the appoint of AOGB CPA Limited as auditor of the Company for the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

___ FOR	___ AGAINST	___ ABSTAIN

Proposal II.

RESOLVED: to elect the following persons as Directors of the Company, pursuant to the Company’s Amended and Restated Articles of Association

2.01 Pui Lung Ho be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal;

2.02 Olivia Sarah Annabel Marion Serre be re-elected as a director of the Company to hold office until the next annual general meeting or until her successors are duly elected and qualified, subject to earlier death, resignation, or removal;

2.03 Juan Ruiz-Coello be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal; and

2.04 Chun Yip, Edmund Chan be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal.

2.05 Wood Shing Kei Sze be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal.

___ FOR	___ AGAINST	___ ABSTAIN

Proposal III.

RESOLVED: to approve the 2024 Equity Incentive Plan and the Hong Kong Sub-Plan.

___ FOR	___ AGAINST	___ ABSTAIN

Proposal IV.

to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals I – III.

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of WANG & LEE GROUP, Inc.. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616.

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated:

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